Filed pursuant to Rule 424(b)(3)
Registration No. 333-136804

QUADRIGA SUPERFUND, L.P. — SERIES A AND SERIES B SUPPLEMENT
DATED FEBRUARY 13, 2009 TO PROSPECTUS DATED FEBRUARY 9, 2009

JANUARY 2009 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	January 2009	Year to Date	01/31/09	01/31/09

Series A	0.35%	0.35%	$36,899,102	$1,939.15
Series B	1.01%	1.01%	$67,117,027	$2,627.28

*	All performance is reported net of fees and expenses

Fund results for January 2009:

The year got off to a rocky start as a stream of negative news sent equities lower around the world. Although central banks and governments continued to throw money and political support behind financial markets, trouble in the banking sector showed few signs of abating. Bank balance sheets continued to deteriorate, keeping credit tight for many industries. Asian indices finished lower as the Nikkei (-10%) fell prey to distressed vehicle sales and industrial production. Hong Kong’s Hang Seng index fell 8.2% on poor export data. Declining commodity prices and slowing economic activity resulted in a 6.7% decline in the Australia market. In Europe, falling industrial production and bank sector trouble pressured markets, leading the French CAC40 and Italian MIB40 to new lows. Germany’s DAX was also hit hard, falling nearly 10.2%. The Fund’s short positions in the stock indices sector produced gains.

World bond markets gave back most of December’s gains as stimulus and bailout package announcements by world governments made bond investors nervous. Despite ongoing reports of escalating economic damage, fears intensified that an overabundance of government debt sales would lead to long-term hyperinflation. The U.S. employment report showed 2008 job losses at the highest level since 1945. Retail sales conveyed the worst holiday shopping season in almost 4 decades, while consumer confidence dropped to the lowest level since 1967. In Europe, producer prices fell the most in 27 years and consumer inflation reached the lowest in more than 2 years. This data propelled front-month Bund futures to a record high by mid-month, however the market finished near unchanged as the ECB rejected talk of easing to a 0% target rate. The Fund’s long positions in the bonds sector resulted in losses.

Crude oil settled near its December low of around $40 per barrel as the market shrugged off a litany of bullish factors, choosing instead to focus on deteriorating demand, growing inventories, and the strong U.S Dollar. Early month hostilities between the Israelis and Hamas in Gaza and another gas dispute between Russia and Ukraine provided little lasting support to process as rising world unemployment data easily offset these inputs. Market watchers focused on collapsing International Energy Agency demand estimates and growing concern over Chinese economic contraction, leading March crude oil futures to a 12.8% decline. March natural gas futures continued trending lower, falling 21.8% as inventories remain plentiful despite below average temperatures throughout the U.S. The Fund’s short positions in the energy sector produced positive results.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a significant influence on this month’s overall positive performance.

For the month of January 2009, Series A gained 0.35%, while Series B gained 1.01%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

QUADRIGA SUPERFUND, L.P. — SERIES A
JANUARY 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended January 31, 2009)

STATEMENT OF INCOME

January 2009

Investment income, interest	$3,422

Expenses
Management fee	57,220
Ongoing offering expenses	30,930
Operating expenses	4,639
Selling Commissions	123,719
Other expenses	982
Incentive fee	—
Brokerage commissions	7,091

Total expenses	224,581

Net investment gain (loss)	(221,159)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	339,770
Net change in unrealized appreciation (depreciation) on futures and forward contracts	11,720

Net gain(loss) on investments	351,490

Net increase (decrease) in net assets from operations	$130,331

STATEMENT OF CHANGES IN NET ASSET VALUE

January 2009

Net assets, beginning of period	$36,667,364

Net increase (decrease) in net assets from operations	130,331
Capital share transactions
Issuance of shares	1,796,437
Redemption of shares	(1,695,030)

Net increase(decrease) in net assets from capital share transactions	101,407
Net increase(decrease) in net assets	231,738

Net assets, end of period	$36,899,102

NAV Per Unit, end of period	$1,939.15

QUADRIGA SUPERFUND, L.P. — SERIES B
JANUARY 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month Ended January 31, 2009)

STATEMENT OF INCOME

January 2009

Investment income, interest	$6,059

Expenses
Management fee	104,314
Ongoing offering expenses	56,386
Operating expenses	8,458
Selling Commissions	225,545
Other expenses	1,452
Incentive fee	151,744
Brokerage commissions	24,256

Total expenses	572,155

Net investment gain(loss)	(566,096)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	998,130
Net change in unrealized appreciation (depreciation) on futures and forward contracts	240,190

Net gain(loss) on investments	1,238,320

Net increase (decrease) in net assets from operations	$672,224

STATEMENT OF CHANGE IN NET ASSET VALUE

January 2009

Net assets, beginning of period	$63,384,561

Net increase (decrease) in net assets from operations	672,224
Capital share transactions
Issuance of shares	5,827,753
Redemption of shares	(2,767,510)

Net increase (decrease) in net assets from capital share transactions	3,060,243
Net increase(decrease) in net assets	3,732,467

Net assets, end of period	$67,117,028

NAV Per Unit, end of period	$2,627.28

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Quadriga Superfund, L.P.